Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

August 27, 2013

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: SPDR® Index Shares Funds: Post-Effective Amendment No. 52 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-92106 and 811-21145)

Ladies and Gentlemen:

On behalf of our client, SPDR® Index Shares Funds (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 52 (“PEA No. 52”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 52 is to register a new series of the Trust: the SPDR MSCI Beyond BRIC ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik